

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2024

Heidy Chow
Chief Financial Officer
Snail, Inc.
12049 Jefferson Blvd.
Culver City, CA 90230

> **Re: Snail, Inc.**
> **Form 10-Q for the quarterly period ended September 30, 2023**
> **Filed November 14, 2023**
> **File No. 001-41556**

Dear Heidy Chow:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Technology